newgold™

TSX: NGD NYSE American: NGD

NEW GOLD ANNOUNCES THE APPOINTMENT OF PATRICK GODIN AS PRESIDENT AND CEO

November 23, 2022 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) has appointed Patrick Godin as its new President and Chief Executive Officer, effective immediately. Mr. Godin succeeds Renaud Adams, who has served as CEO since September 2018.

Mr. Godin has been New Gold's Executive Vice President and Chief Operating Officer since his appointment in May 2022. Mr. Godin has more than 30 years of technical and operations experience in the mining industry, with a focus on mine development and operations. Prior to his role with the Company, Mr. Godin worked in various executive roles in the mining sector, including as President and Chief Executive Officer of Stornoway Diamond Corporation. During his time at Stornoway, Mr. Godin was responsible for the construction and operations of the Renard Diamond Mine, Quebec's first diamond mine. Mr. Godin has also held roles as Vice President and Chief Operating Officer of Pretium Resources Inc. and Vice President, Project Development for G Mining Services, where he worked on the development of various mining projects in the Americas and West Africa.

Mr. Godin has been appointed to the Board and Mr. Adams has stepped down as a director of the Company, effective November 23, 2022.

"The Board of Directors is very pleased to promote Patrick into the Chief Executive Officer role", stated Ian Pearce, Chair of the Board of New Gold. "The Board is confident that Patrick's extensive technical experience, together with his leadership skills and proven track record of delivering on production and costs, will best position the Company for future success." Mr. Pearce also added "On behalf of our shareholders and the Board, I want to thank Renaud Adams for his service and contribution to the Company and for his ongoing assistance in ensuring a seamless transition for Mr. Godin."

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds an approximately 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com